Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780)-438-1239 Fax: (866) 665-5702
FOR IMMEDIATE RELEASE – Edmonton, Alberta
TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC. ANNOUNCES NON-BROKERED PRIVATE PLACEMENT AND STOCK OPTIONS GRANT

EDMONTON, ALBERTA - (June 1, 2011) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (the “Company”) announced today it intends to proceed with a non-brokered private placement offering of up to 19,750,000 units (“Units”) at a subscription price of $0.10 CDN per Unit for gross proceeds of up to $1,975,000 CDN. Each Unit will consist of one (1) common share in the capital of Titan and one full common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.33 CDN for a period of twenty four (24) months from closing. The Units will be subject to a four month hold period.

The net proceeds from the placement will be used to enhance marketing and training programs, software development and for working capital.

The private placement will be conducted in reliance upon certain prospectus and registration exemptions. The Company may pay, in accordance with all regulatory requirements, finder’s fees to agents for obtaining subscriptions for Units pursuant to TSX Venture Exchange Policy. Completion of the offering is subject to all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

The Company also announces that, subject to regulatory approval, it intends to grant 1,150,000 stock options, in the aggregate, to an officer/director and to a consultant of the Company. The options will have an exercise price of $0.10, with vesting over an eighteen‐month period and a five year term to expiry.

About Titan
Titan Trading Analytics Inc. is a premier provider of behavioral trading research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and identifies trade opportunities based on numerous historical patterns, identified by Titan’s Trade Recommendation Engine™ (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface. Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.

Forward-Looking Statements
Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking  statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Irene Midgley
780-973-6996
imidgley@titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

HEAD OFFICE
#120, 4445 CALGARY TRAIL   EDMONTON, AB   T6H 5R7   PHONE 780.438.1239   FAX 780.866-665-5702